VIA E-MAIL

September 30, 2024

Joshua R. Diggs
Counsel, Fund Business Management Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071-1406

       Re:     Capital Group U.S. Small and Mid Cap ETF
               File Nos. 333-281924 and 811-24000

Dear Mr. Diggs,

        On September 4, 2024, you filed the above-referenced registration statement on Form N-1A with
respect to Capital Group U.S. Small and Mid Cap ETF (the    Fund   ). We have
reviewed the registration
statement and our comments are set forth below. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosures found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

1. Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, management, portfolio managers, seed financial statements, auditor's report, consent, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-
   effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please confirm the Fund will file a fidelity bond under Form 40-17G.

3. Please provide the principal trading market (exchange) for the Fund.

PROSPECTUS

Fees and Expenses, page 1

4. Please confirm that there are no fee waiver/reimbursement arrangements. Mr. Joshua R. Diggs
September 30, 2024
Page 2

5. The prospectus indicates that the Fund may invest in Central Funds (certain other funds managed by the investment adviser or its affiliates). If acquired fund fees and
expenses (   AFFEs   ) from such
   investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table. See Item 3, Instruction 3(f)(i) of Form N-1A.
Principal Investment Strategies, page 2

6. The first sentence of the first paragraph states that,    Under normal
market conditions, the fund
   invests at least 80% of its net assets in common stocks and other equity-type securities of small and
   mid-capitalization companies in the United States.    Please disclose with
specificity any other equity
   investments that the Fund may invest in as the disclosure refers to    other
equity-type securities,    and
   disclose any associated risks.

7. Please disclose what instruments will be held principally as part of the
Fund   s 20% basket of
   securities.

Principal Risks, pages 3-4

8. Please consider adding a risk factor discussing the principal risks associated with investing in a new fund (e.g., the fund may have higher expenses, may not grow to an economically viable size, and may cease operations and investors may be required to liquidate or transfer their investments at a loss).

9. If applicable, please consider adding risk factor for investing in growth-oriented stocks, that growth-
   oriented common stocks and other equity type securities (such as preferred stocks) may involve larger price swings and greater potential for loss than other types of investments.

10. Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and
    variances between the market price of the ETF   s shares and the underlying
value of those shares.

11. Please disclose that, in stressed market conditions, the market for an ETF s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF
s underlying portfolio
    holdings. Please also note that this adverse effect on liquidity for the
ETF   s shares in turn could lead
    to wider bid/ask spreads and differences between the market price of the
ETF   s shares and the
    underlying value of those shares.

Investment Objective, Strategies and Risks, pages 8-15

12. On page 10, the disclosure states,    The investment adviser may consider
environmental, social and
    governance (   ESG   ) factors that, depending on the facts and
circumstances, are material to the value
 Mr. Joshua R. Diggs
September 30, 2024
Page 3

   of an issuer or instrument. ESG factors may include, but are not limited to, environmental issues
   (e.g., water use, emission levels, waste, environmental remediation), social issues (e.g., human capital, health and safety, changing customer behavior) or governance issues (e.g., board composition, executive compensation, shareholder dilution).

   (a) Please disclose whether the investment adviser applies the criteria it uses with respect to environmental, social or governance factors with respect to every investment it makes or only to some of its investments.
   (b) Explain whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.
   (c) Consider whether an ESG specific risk disclosure may be appropriate or explain supplementally why such a risk factor is not appropriate.

13. On page 12, under the risk titled,    Market trading,    the first
paragraph discloses that,    While the
    fund shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants,
    or that the fund   s shares will continue to meet the requirements for
listing or trading on any
    exchange or in any market. Trading in shares on the exchange may be halted due to market conditions or for reasons that, in the view of the exchange make trading in the fund shares
    inadvisable.    Please consider including this description under the risk,
  Market Trading,    in the
    Principal Risks section as well (pages 3-4).

14. The Fund includes a risk factor titled,    Exposure to country, region,
industry or sector.    The
    disclosure states that the Fund invests at least 80% of its net assets in the securities of companies in the United States. However, please supplementally confirm that the Fund does not currently anticipate significant exposure to any specific region, industry or sector or, alternatively, add appropriate disclosure to the investment strategy.

15. On page 14, the disclosure includes a risk factor titled,    Cash
transactions,    concerning creations and
    redemptions for cash rather than in-kind securities. Please consider including this risk in the summary prospectus as well.

Financial Highlights Information

16. Please include a heading and disclosure of the Fund   s financial
highlights stating that the Fund is
    newly organized and does not have any financial history as of the date of this prospectus, but that
 Mr. Joshua R. Diggs
September 30, 2024
Page 4

   financial information will be available in the Fund   s in subsequent
periodic reports such as annual
   and semiannual reports.

STATEMENT OF ADDITIONAL INFORMATION (   SAI   )

Exchange listing and trading, page 3

17. The first paragraph on page 3 states,    The fund shares may also be listed
on certain foreign (non-
    U.S.) exchanges.    Please confirm whether the current Fund may be listed
on foreign exchanges and
    if so, please disclose corresponding risk factors.

Temporary Defensive Position

18. Please include a heading and disclosure of the Fund   s temporary defensive
position. See Item 16(d)
    of Form N-1A.

Fund Policies, pages 19-20

19. Regarding the Fund   s concentration policies, please note that a fund and
its adviser may not ignore
    the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please confirm that the Fund will consider the investments of its underlying investment companies when
determining the Fund   s
    compliance with its concentration policies.

Management of the Trust

20. In the section regarding the Board of Trustees starting on page 23 of the SAI, key information regarding the trustees and officers has not yet been included. Please provide that information to the staff for review as soon as practicable.

21. On page 25, in the table under the section,    Fund shares owned by
trustees as of [x]:    footnote 2
    references    December 31, 2023.    Please provide a more recent date and
accompanying narrative.

Financial Statements, Exhibits, and Other Information

22. Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

23. Please include all exhibits that are marked    to be provided by amendment.


Undertakings

24. You indicated    n/a.    Please revise or explain in correspondence why an
undertaking is not
    necessary for this initial registration statement. See Item 35 of Form
N-1A.
 Mr. Joshua R. Diggs
September 30, 2024
Page 5


                                                    *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
Should you have any questions, please contact me at (202) 880-1783, imtangso@sec.gov, or Jeffrey
Long, Staff Accountant, at (202) 551-6983, LongJW@SEC.GOV.


                                                       Sincerely,

                                                       /s/ Soo Im-Tang

                                                       Soo Im-Tang
                                                       Attorney-Adviser


cc:   Jeffrey W. Long, Staff Accountant
      Keith A. OConnell, Branch Chief
      Michael J. Spratt, Assistant Director